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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: May 2006                     Commission File Number:   0-27400

                        CINRAM INTERNATIONAL INCOME FUND
                      (Formerly Cinram International Inc.)

                              (Name of Registrant)

                                2255 MARKHAM ROAD
                              SCARBOROUGH, ONTARIO
                                 CANADA M1B 2W3
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F ______               Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ______                     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   CINRAM INTERNATIONAL INCOME FUND
                                   (FORMERLY CINRAM INTERNATIONAL INC.)



Date: May 15, 2006             By:     /s/ Lewis Ritchie
                                  ----------------------------------------------
                                  Name:    Lewis Ritchie
                                  Title:   Executive Vice-President
                                           Finance and Administration,
                                           Chief Financial Officer and Secretary


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                                  EXHIBIT INDEX




Exhibit        Description of Exhibit
-------        ----------------------

99.1           Cinram Quarterly Report
               First Quarter 2006
